SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

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SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO

FILED PURSUANT TO 13d-2

(Amendment No. 1)*

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JinkoSolar Holding Co., Ltd.

(Name of Issuer)

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Ordinary Shares, par value US$0.00002 per share

(Title of Class of Securities)

47759T100**

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

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Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**	This CUSIP number applies to Issuer’s American Depositary Shares, each representing four Ordinary Shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

[Continued on following pages]

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SIGNATURE	7
LIST OF EXHIBIT	8
JOINT FILING AGREEMENT	1

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Schedule 13G

CUSIP No. 47759T100
1	NAMES OF REPORTING PERSONS Xianhua Li
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 6,057,100 Ordinary Shares
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 6,057,100 Ordinary Shares
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,057,100 Ordinary Shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.8%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

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Schedule 13G

CUSIP No. 47759T100
1	NAMES OF REPORTING PERSONS Peaky Investments Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 6,057,100 Ordinary Shares
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 6,057,100 Ordinary Shares
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,057,100 Ordinary Shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.8%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

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Schedule 13G

CUSIP No. 47759T100

ITEM 1	(a).	NAME OF ISSUER:

JinkoSolar Holding Co., Ltd. (the “Issuer”)

ITEM 1	(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

1 Jingke Road, Shangrao Economic Development Zone Jiangxi Province, 334100 People’s Republic of China

ITEM 2	(a).	NAME OF PERSON FILING:

This Schedule 13G is filed by and on behalf of: (a) Xianhua Li; and (b) Peaky Investments Limited (“Peaky Investments”).

ITEM 2	(b).	ADDRESS OR PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

For Xianhua Li:

1 Jingke Road, Shangrao

Economic Development Zone

Jiangxi Province, 334100

People’s Republic of China

For Peaky Investments:

Quastisky Building

PO Box 4389

Road Town, Tortola

British Virgin Islands

ITEM 2	(c)	CITIZENSHIP:

Mr. Li is a citizen of the People’s Republic of China. Peaky Investments is a British Virgin Islands company.

ITEM 2	(d).	TITLE OF CLASS OF SECURITIES:

Ordinary Shares, par value US$0.00002 per share

ITEM 2	(e).	CUSIP NUMBER:

47759T100

ITEM 3.	STATEMENT FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b) or (c):

Not applicable

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Schedule 13G

CUSIP No. 47759T100

ITEM 4.	OWNERSHIP:

The following information with respect to the ownership of the Ordinary Shares of the Issuer by the persons filing this statement is provided as of December 31, 2014. The percentage amounts are based on 126,015,230 Ordinary Shares outstanding as of December 31, 2014 (excluding 488,055 ADSs, representing 1,952,220 Ordinary Shares, reserved for future grants under the Issuer’s long-term incentive plan), as derived from the Issuer’s corporate records.

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Xianhua Li	6,057,100	4.8%	6,057,100	0	6,057,100	0
Peaky Investments	6,057,100	4.8%	6,057,100	0	6,057,100	0

Peaky Investments is the holder of 6,057,100 Ordinary Shares of the Issuer. Mr. Xianhua Li is the sole director of Peaky Investments and as such has power to vote and dispose of the Ordinary Shares held by Peaky Investments. Mr. Xianhua Li is the beneficial owner of all the Ordinary Shares held by Peaky Investments.

Peaky Investments is indirectly wholly owned by HSBC International Trustee Limited in its capacity as trustee of an irrevocable trust (the “Trust”) constituted under the laws of the Cayman Islands, with Xianhua Li as the settlor and Jianfen Sheng and Sheng Li, all of whom are family members of Xianhua Li, and Talent Galaxy Limited, a British Virgin Islands company wholly owned by Xianhua Li, as the beneficiaries. The Trust was established for the purposes of Xianhua Li’s wealth management and family succession planning. Peaky Investments is directly wholly owned by Spring Oasis Investments Limited, a British Virgin Islands company, which is in turn wholly owned by HSBC International Trustee Limited. Therefore, HSBC International Trustee Limited as trustee of the Trust indirectly holds the shares of Peaky Investments. HSBC International Trustee Limited is a professional trustee company wholly owned by HSBC Holdings plc. Xianhua Li is the sole director of Peaky Investments. HSBC International Trustee Limited as trustee of the Trust has no power to dispose of the Ordinary Shares held by Peaky Investments except upon written instruction by the protector of the Trust, or to avoid criminal sanction or civil liability to persons not connected with the Trust, or to avoid adverse impact on the reputation of HSBC International Trustee Limited or any of its associates.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: ☒

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable

ITEM 10.	CERTIFICATIONS.

Not applicable

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Schedule 13G

CUSIP No. 47759T100

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2015

Xianhua Li

/s/ Xianhua Li
Xianhua Li

Peaky Investments Limited

By:	/s/ Xianhua Li
Name: Xianhua Li
Title: Director

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Schedule 13G

CUSIP No. 47759T100

LIST OF EXHIBIT

Exhibit No.	Description
99.1	Joint Filing Agreement

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